May, 18, 2009

Craig Arakawa

United States Securities and Exchange Commission

Division of Corporation Finance

RE:

 Unico Incorporated

Filed June 3, 2008

File No, 000-30239

Dear Craig,

We were not able to meet the deadline of May 16, 2009 that you requested in response to your letter of May 6, 2009.

We plan to respond to the letter on or before June 2, 2009.

Sincerely,

/s/ Kenneth C. Wiedrich

8880 Rio San Diego Drive, 8th Floor, San Diego, California 92108

Phn. 619-209-6124   Fax. 619-209-6125